Hilton 7930 Jones Branch Drive McLean, VA 22102 United States

VIA EDGAR

        September 10, 2024

Ms. Jennifer Monick
Mr. Frank Knapp
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    Re: Hilton Worldwide Holdings Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2023
     File No. 001-36243

Dear Ms. Monick and Mr. Knapp:

Hilton Worldwide Holdings Inc. (the “Company,” “Hilton,” “we” or “our”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 20, 2024, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that, except where otherwise indicated below, references to page numbers refer to the page numbers of the EDGAR-filed 2023 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
EBITDA and Adjusted EBITDA, page 48

1.We have considered your responses to prior comments 1 and 2. We observe that the adjustment for “net other expenses from managed and franchised properties” to arrive at Adjusted EBITDA and Net income, adjusted for special items and the adjustment for "other revenues from managed and franchised properties" to arrive at Total revenues, as adjusted appear to change the pattern of recognition of revenue and expense as prescribed by GAAP, resulting in tailored non-GAAP measures. In this regard, please tell us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations in your determination that it is appropriate to present these adjustments.
The Company respectfully notes that the adjustments to arrive at Adjusted EBITDA, Net income, adjusted for special items and Total revenues, as adjusted, exclude activities that relate to the operation of programs that are delivered under the terms of contracts with owners of managed and franchised hotels. These programs are designed and conducted under the terms of contracts

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with third-party owners of managed and franchised hotels to ensure that Hilton does not profit from temporary excesses nor bear losses from temporary shortfalls of all of those contractually specified programs, and the Company notes that it makes adjustments to its non-GAAP measures to exclude both temporary excesses and temporary shortfalls relating to the revenues and expenses generated by these programs for all interim and annual reporting periods.

The business purpose of these transactions is to create a cost recovery pool for the benefit of third-party owners of hotels associated with our brands, which does not serve as a profit center for the Company. These programs (i) deliver economies of scale to the procurement of services, such as marketing, loyalty, sales quality assurance, information technology and others, (ii) deliver a consistent customer experience that builds loyalty to hotels that are associated with our brands and (iii) allow for hotels in our system to manage risks in the supply chain by delivering broad scale platforms for certain services and activities to be procured and delivered on a combined basis. These programs ultimately create value for hotel owners that choose to affiliate with our brands, but they are not part of the value proposition that Hilton delivers as a benefit to its investors, given that the programs are operated to break even over the long term. Thus, these transactions, while facilitated by Hilton, do not exist to directly serve the economic interest of the Company or its stockholders, but instead serve to match amounts expended with those collected over the long term.

The Company believes that the exclusion of all revenues and expenses associated with these program activities, as presented in “other revenues from managed and franchised hotels” and “other expenses from managed and franchised hotels,” from its non-GAAP measures provides investors a view of its business that reflects the fact that over the life of these contracts, the Company is prohibited from profiting from temporary excesses and has the right to recover temporary shortfalls that ultimately yield neither a benefit nor a detriment to our enterprise, aligned with management’s approach to running the business. Further, the Company has specific disclosure controls and procedures in place to ensure that the activities relating to its programs are separately recorded and are accurately reported in the relevant line items of its GAAP statement of operations and non-GAAP reconciliations.

In considering Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (the “Non-GAAP C&DIs”), the Company respectfully notes that its approach to presenting the non-GAAP measures referenced in the Staff’s comment is to exclude activities for which we do not benefit from temporary excesses nor suffer from temporary shortfalls in totality, so as to exclude activities that do not bear on the ultimate ability to realize value for investors. The Company’s approach in the non-GAAP measures does not change the nature or timing of those activities from that reported under GAAP. The Company notes that Question 100.04 is primarily focused on adjustments that may cause the presentation of a non-GAAP measure, taken together with the information accompanying the measure, to be misleading in violation of Rule 100(b) of Regulation G. The Company does not view adjustments for activities that are operated to break even over time as misleading in any way. Specifically, the adjustments included in the Company’s non-GAAP measures do not change the amount or timing of the recognition of results related to the operation of these programs which are mandated to break even over the long term, and the Company monitors these programs through its internal accounting practices and

September 10, 2024

procedures on an ongoing basis to ensure achievement of that result. The Company believes excluding the revenues and expenses of the program activities from its non-GAAP measures provides useful information to investors about the Company’s results of operations as such activities are not reflective of its ongoing operational performance. Because of the value of these adjusted measures to investors, the Company also respectfully notes that others in the hospitality industry, as well as franchisors in other industries who operate programs of a similar nature, regularly make similar adjustments in their non-GAAP measures relating to the operation of similar types of programs conducted on behalf of franchisees or other third parties. We understand from investors and analysts that cover companies in our industry that they request information relating to these programs to be presented in this manner as it is understood by those parties and represents a view consistent with that of management of industry participants.

In specifically addressing Question 100.04 of the Non-GAAP C&DIs, there are three examples of measures that the Staff highlighted as potentially misleading. Each of these examples involves the use of alternate recognition or measurement principles in order to shift the timing of when a company recognizes the financial impact of certain non-descript business activities or otherwise recharacterizes the substance of such non-descript business activities to yield a financial impact different from what would otherwise be required under GAAP, in each case without an analysis of the nature of the business activities themselves. However, in the case of the adjustments related to the Company’s program activities described above, it is ultimately the nature of the activities and the fact that they are operated under its contractual arrangements to break-even over time that is driving the adjustment. The Company believes that the exclusion of these activities, which are not reflective of the Company’s operational performance, from its non-GAAP measures is not misleading and is distinct from presenting an individually tailored measure that applies alternate recognition patterns or measurement principles in the accounting for such activities. To address each of the examples from Question 100.04, the Company notes the following:

•The full exclusion of the class of transactions recorded under GAAP for these program activities that do not ultimately bear on the Company’s long-term rights to economic resources does not change the pattern of revenue or expense recognition by accelerating, deferring or otherwise changing the timing of revenue or expense. Given the equal or greater prominence with which the Company presents the GAAP measures that include these activities, the approach of excluding both revenues and expenses relating to these program activities from its non-GAAP measures provides users an alternate view of the Company’s results that reflects the nature of the contractual arrangements in that temporary excesses or shortfalls of these programs are (i) not part of operations that create returns that are available to investors in the long-term, (ii) not used by our management to evaluate the performance of the business, including programs to determine compensation and (iii) not included in our definitions of segment revenues or segment profitability.

•The measure of revenue that we present in “Total revenues, as adjusted,” which is presented in quarterly earnings releases, excludes all revenues that are ultimately not sources available to investors for their benefit. The presentation of this adjustment to

September 10, 2024

exclude GAAP revenues relating to these programs in their entirety does not change the gross or net presentation of these revenues or the timing of the recognition of any aspect of such revenues.

•The presentation of these adjustments to exclude the revenues and expenses related to these program activities does not change the presentation to a different basis of accounting, such as presenting them on a cash basis, that might create a greater benefit or change the timing of when temporary excesses or shortfalls or revenues are reflected, but instead fully excludes the activities relating to these programs, such that investors understand that the adjustment to our GAAP measures reflects neither temporary excesses or shortfalls or the revenues in any individual reporting period.
The Company believes that presenting non-GAAP measures inclusive of the adjustments described is important to provide investors an alternative view to the GAAP measures that we present with equal or greater prominence to reflect the activities that do ultimately create returns that are available to investors and avoid potential misunderstandings of the magnitude and persistence of the Company’s ability to generate returns for investors. Such misunderstandings could ultimately yield mispricing if a reflection of short-term benefits derived or costs incurred from these programs would not be reported clearly, driving investors to consider performance to be more favorable than it will be in the long term or believe that temporary shortfalls would not be recovered in the future, as they are specified to operate under contracts with third-party owners.

This position is supported by valuation techniques used by investment advisors and analysts when considering valuation of companies in the hospitality industry. The Company notes that when analyzing values in the industry investment advisors and analysts typically use Adjusted EBITDA, consistent with the definition applied by the hospitality industry, to exclude activities relating to these programs, as a measure to determine enterprise values for hospitality company valuations. It is also the Company’s understanding that industry investment advisors and analysts also prefer consistent measures of Adjusted EBITDA across the industry to facilitate comparative analyses of value and Adjusted EBITDA multiples across competitors. Third party valuation firms also exclude program-related activities when considering underlying fair value of assets acquired or reporting unit value to provide estimates used in the valuation of assets for purposes of business combinations or goodwill impairment and similar analyses. In addition to being consistent with the Company’s approach to analyzing fair value estimates for use in operations and accounting analyses, these third-party sources provide validation that the cost recovery activities of these programs are understood by investors and valuation specialists to be break-even activities that are not a profit center for the companies and are not viewed as a driver of enterprise value by investors, and that the presentation of such adjustments provide important supplemental information to complement GAAP measures that help investors understand which activities undertaken by the Company are available for the benefit of investors and which activities should not ultimately bear on valuation as they relate only to timing. We further note that in addition to the Company’s use and presentation of the non-GAAP measures referred to above as performance measures in its disclosures and filings, calculations of compliance with minimum debt ratios required by its credit agreements likewise exclude the temporary excesses or shortfalls relating to these programs among other adjustments, and we believe that the alignment of

September 10, 2024

measuring our performance to the way that our lenders require us to evaluate such results in comparison to our material debt obligations is also meaningful to investors.

While the Company continues to believe that its non-GAAP measures and relevant adjustments to arrive at such non-GAAP measures meet the requirements of Regulation G and related interpretations, the Company has considered certain enhancements to its existing disclosures of non-GAAP measures that may further improve the understanding of investors using this information. For the Staff’s consideration, in future filings we propose to include enhanced disclosures substantially similar to those below from the 2023 Form 10-K (marked to show proposed changes to disclosures in response to the Staff’s comment).

“Key Business and Financial Metrics Used by Management

EBITDA and Adjusted EBITDA

EBITDA reflects net income (loss), excluding interest expense, a provision for income tax benefit (expense) and depreciation and amortization expenses. Adjusted EBITDA is calculated as EBITDA, as previously defined, further adjusted to exclude certain items, including gains, losses, revenues and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings and retirements; (iv) furniture, fixtures and equipment ("FF&E") replacement reserves required under certain lease agreements; (v) share-based compensation; (vi) reorganization, severance, relocation and other expenses; (vii) non-cash impairment; (viii) amortization of contract acquisition costs; (ix) ~~the net effect of our cost reimbursement revenues and expenses included in~~ other revenues from managed and franchised properties and other expenses from managed and franchised properties; and (x) other items.

We believe that EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) these measures are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions and (ii) these measures are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry. Additionally, these measures exclude certain items that can vary widely across different industries and among competitors within our industry. For instance, interest expense and income taxes are dependent on company specifics, including, among other things, capital structure and operating jurisdictions, respectively, and, therefore, could vary significantly across companies. Depreciation and amortization expenses, as well as amortization of contract acquisition costs, are dependent upon company policies, including the method of acquiring and depreciating assets and the useful lives that are assigned to those depreciating or amortizing assets for accounting purposes. For Adjusted EBITDA, we also exclude items such as: (i) FF&E replacement reserves for leased hotels to be consistent with the treatment of capital expenditures for property and equipment, where depreciation of such capitalized assets is reported within depreciation and amortization expenses; (ii) share-based compensation, as this could vary widely among companies due to the different plans in place and the usage of them; and (iii) other items that are not reflective of our operating performance, such as amounts related to debt restructurings and debt retirements and reorganization and related severance costs, to enhance period-over-period comparisons of our ongoing

September 10, 2024

operations. Further, Adjusted EBITDA excludes ~~the net effect of our cost reimbursement revenues and expenses,~~ both other revenues from managed and franchised properties and other expenses from managed and franchised properties as we contractually do not operate the related programs to generate a profit ~~over the terms of the respective contracts~~ and have the contractual rights to adjust future collections to recover prior period expenditures. The direct reimbursements from hotel owners are ~~typically reimbursed~~ billable and reimbursable as the costs are incurred and have no net effect on net income (loss) in the reporting period. The ~~fees we recognize related to the~~ indirect reimbursements ~~may be~~ from hotel owners are typically billed and collected monthly, based on the underlying hotel's sales or usage (e.g., gross room revenue or number of reservations processed), while the associated costs are recognized ~~before or after the related expenses are~~ as incurred~~, causing~~ by Hilton, creating timing differences ~~between the costs incurred and the related reimbursement from hotel owners,~~ with the net effect impacting net income (loss) in the reporting period. These timing differences are due to our discretion to spend in excess of revenues earned or less than revenues earned in a single period to ensure that the programs are operated in the best long-term interests of our hotel owners. However, over the life of the operation of these programs, the expenses incurred related to the indirect reimbursements are designed ~~expected~~ to equal the revenues earned from the indirect reimbursements over time such that, in the long term, the programs will not earn a profit or generate a loss~~,~~ and~~,~~ do not impact our economics, either positively or negatively. ~~t~~Therefore, the net effect of our cost reimbursement revenues and expenses is not used by ~~our~~ management ~~team~~ to evaluate our operating performance, determine executive compensation or make ~~day-to-day~~ other operating decisions, and we exclude their impact when evaluating period over period performance results.

EBITDA and Adjusted EBITDA are not recognized terms under U.S. generally accepted accounting principles ("GAAP") and should not be considered as alternatives, either in isolation or as a substitute, for net income (loss) or other measures of financial performance or liquidity, including cash flows, derived in accordance with GAAP. Further, EBITDA and Adjusted EBITDA have limitations as analytical tools, including:

•EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•EBITDA and Adjusted EBITDA do not reflect income tax expenses or the cash requirements to pay our taxes;

•EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•EBITDA and Adjusted EBITDA do not reflect the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

September 10, 2024

•although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business, return to our stockholders through share repurchases and dividends or as measures of cash that will be available to us to meet our obligations.

Results of Operations

The table below provides a reconciliation of net income to EBITDA and Adjusted EBITDA:

	Year Ended December 31,
	2023	2022
	(in millions)
Net income	$1,151	$1,257
Interest expense	464	415
Income tax expense	541	477
Depreciation and amortization expenses	147	162
EBITDA	2,303	2,311
Loss (gain) on foreign currency transactions	16	(5)
Loss on investments in unconsolidated affiliate(1)	92	—
FF&E replacement reserves	63	54
Share-based compensation expense	169	162
Impairment losses	38	—
Amortization of contract acquisition costs	43	38
~~Net other expenses from managed and franchised properties~~	~~337~~ 	~~39~~
Other revenues from managed and franchised properties	(5,827)	(5,037)
Other expenses from managed and franchised properties	6,164	5,076
Other adjustments(2)	28	—
Adjusted EBITDA	$3,089	$2,599
____________
(1)Amount includes losses recognized related to equity and debt financing that we had previously provided to an unconsolidated affiliate with underlying investments in certain hotels that we currently manage or franchise; refer to Note 5: Loss on Investments in Unconsolidated Affiliate in our consolidated financial statements for additional information.
(2)Amount for the year ended December 31, 2022 was less than $1 million. Amounts for both periods include net losses (gains) related to certain of Hilton's investments in unconsolidated affiliates, other than the loss included separately in "loss on investments in unconsolidated affiliate," net losses (gains) on asset dispositions, severance and other items. Amount for the year ended December 31, 2023 also includes expenses recognized in connection with the amendment of our senior secured term loan facilities (the "Term Loans").”

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September 10, 2024

Please do not hesitate to call me at (703) 883-5436 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

HILTON WORLDWIDE HOLDINGS INC.

By:	/s/ Michael W. Duffy
Name:	Michael W. Duffy
Title:	Senior Vice President, Chief
Accounting and Risk Officer

cc: Hilton Worldwide Holdings Inc.
    Kevin J. Jacobs
    Anne-Marie W. D’Angelo
    Owen L. Wilcox

cc: Simpson Thacher & Bartlett LLP
    Edgar J. Lewandowski
    William H. Hinman, Jr.